UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

JD to Invest in Xingsheng

On December 11, 2020, JD.com, Inc. (the “Company”) (NASDAQ: JD), China’s leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, entered into a definitive preferred share purchase agreement, pursuant to which the Company, through a subsidiary, will invest in Xingsheng Preference Electronic Business Limited (“Xingsheng”) for approximately US$700 million, subject to customary closing conditions. Xingsheng is a leading community group buying e-commerce platform that serves community families with fresh foods and daily necessities. Headquartered in Changsha, Hunan, Xingsheng currently operates in 14 provinces in China. This strategic investment is expected to create synergy between the Company’s and Xingsheng’s businesses in lower-tier cities through close collaboration in technology, supply chain and logistics.

About JD.com

JD.com is a leading technology driven e-commerce company transforming to become a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the transaction in this announcement contains forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the transaction; the risk that a condition to closing of the transaction may not be satisfied or may be delayed; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; adverse changes in general economic or market conditions; actions by third parties, including government agencies; JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the prospectus registered in Hong Kong. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By :	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title :	Chief Financial Officer

Date: December 11, 2020